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                                  May 31, 2001



VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, NW
Washington, DC 20549

         Re: World Access, Inc. (SEC File No. 333-51199) Application for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), World Access, Inc., a Delaware corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its predecessor's Registration Statement on Form S-3, File No. 333-51199, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on April 28, 1998.

         Pursuant to the Registration Statement, the Company's predecessor (the "Predecessor Issuer") proposed to register up to 1,848,700 shares (the "Shares") of its common stock for resale by certain of its stockholders named in the prospectus contained in the Registration Statement. On February 24, 1998, the Company entered into an Agreement and Plan of Merger and Reorganization pursuant to which the Predecessor Issuer became a wholly-owned subsidiary of the Company. In this transaction, all of the outstanding shares of common stock of Predecessor Issuer were converted into and exchanged for shares of common stock (the "Company Common Stock") of the Company, as the successor issuer. The shares of Company Common Stock were registered under the Securities Act of 1933, as amended. Because of this transaction, proceeding with the registration of the Shares for resale became unnecessary. No securities were sold under the Registration Statement.

         Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.



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Securities and Exchange Commission
May 31, 2001
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         Should you have any questions regarding this matter, please do not hesitate to contact L. Briley Brisendine, Jr. of Long Aldridge & Norman LLP, legal counsel to the Company, at (404) 527-4373.

                                           Sincerely,

                                           World Access, Inc.


                                           By: /s/ W. Tod Chmar
                                               ------------------------------
                                                   W. Tod Chmar
                                                   Executive Vice President
cc:   Leonard A. Silverstein, Esq.
      L. Briley Brisendine, Jr., Esq.